Karen E. Anderson +1 858 550 6088 kanderson@cooley.com	VIA EDGAR AND FEDEX

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Castle Biosciences, Inc.
in connection with its Registration Statement on Form S-1 (File No. 333-232369)

July 9, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ruairi Regan
Pamela Howell

Re:	Castle Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-232369
CIK No. 0001447362

Ladies and Gentlemen:

On behalf of Castle Biosciences, Inc. (the “Company”), we are responding to the oral request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 28, 2019 (the “Oral Request”) to help facilitate the Staff’s review of the Company’s accounting for equity issuances including stock compensation.  Enclosed are three sets of unredacted paper copies of marked comparison pages showing changes between the Company’s Amendment No. 1 to Registration Statement on Form S-1, which the Company intends to file on or about July 12, 2019 (“Amendment No. 1”), and the Company’s Registration Statement on Form S-1, filed with the Commission on June 26, 2019 (the “Registration Statement”), to the following sections: Summary—The Offering; Capitalization; Dilution; and Selected Financial Data.

In response to the Oral Request, the Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering, which reflects the impact of a one-for-1.219 reverse stock split of the Company’s common stock that will be effected prior to the filing of Amendment No. 1.  The revised sections of Amendment No. 1 referenced above give effect to the foregoing information.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the life sciences industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the life sciences industry, as well as input received from SVB Leerink LLC and Robert W. Baird & Co. Incorporated, the lead underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical for initial public offerings, the Preliminary Price Range for the Company’s initial public offering was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission July 9, 2019 Page Two

In addition, in preliminary response to the Staff’s comments received by letter dated July 8, 2019 (the “Comment Letter”), relating to the Registration Statement, we are providing the Staff with three sets of unredacted paper copies of marked comparison pages showing changes between Amendment No. 1 and the Registration Statement to the following sections:

•	Use of Proceeds;

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term Debt—2018 Loan and Security Agreement;

•
Risk Factors—Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock;

•
Risk Factors—Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees; and

•
Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

Confidential Treatment Request

Due to the highly sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter and the enclosures. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*          *          *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.  Please contact me at (858) 550‑6088 or Phillip S. McGill of Cooley LLP at (858) 550‑6193 with any questions or further comments regarding our responses to the Comments.

*FOIA Confidential Treatment Requested by Castle Biosciences, Inc.*
Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission July 9, 2019 Page Three

Sincerely,

/s/ Karen E. Anderson
Karen E. Anderson
Cooley LLP

Enclosures

cc:	Derek Maetzold, Chief Executive Officer, Castle Biosciences, Inc.
Thomas C. Coll, Cooley LLP
Phillip S. McGill, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP
Anthony Gostanian, Latham & Watkins, LLP

*FOIA Confidential Treatment Requested by Castle Biosciences, Inc.*
Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission July 9, 2019 Page Four

Enclosures

*FOIA Confidential Treatment Requested by Castle Biosciences, Inc.*
Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com